

July 21, 2020

Paul F. Morina
President and Chief Executive Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

> **Re: Hometown International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 7, 2020**
> **File No. 333-238999**

Dear Mr. Morina:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

Amendment No. 1 to Form S-1 filed July 7, 2020

Principal Shareholders,, page 22

1. We note your response to our prior comment 3. We note your statement that you believe your disclosure is sufficient, however, you do not state whether or not you believe that the events you describe constituted a change of control, requiring disclosure under Item 5.01 of Form 8-K. If you agree that the events you describe require disclosure under Item 5.01, please file a Form 8-K disclosing as much. If you do not agree, please provide the basis for your belief.

You may contact Scott Anderegg, Staff Attorney at 202-551-3342 or Mara Ransom, Office Chief at 202-551-3264 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services